
RECEIVED
FEB 2 1 2002
365
WASH, D.C.



02005948

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-4-02

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SEC FILE NUMBER
8- 51273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUCCESS TRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2131 K STREET NORTH WEST P 1
(No. and Street)

WASHINGTON D.C. 20037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED 202-466-6890
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE NORWOOD MA 02062
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, FUAD AHMED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUCCESS TRADE SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

My Commission Expires August 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUCCESS TRADE SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Success Trade Securities, Inc.

We have audited the accompanying statement of financial condition of Success Trade Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Success Trade Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Norwood, Massachusetts
February 11, 2002

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$	642
Deposits with clearing organizations		15,000
Receivable from broker-dealers and clearing organizations		1,125
Deferred tax asset		8,000
	$	24,767

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	5,000
Stockholder's equity:		
Common stock, No par value, 5,500,000 shares authorized, 16,000 shares issued and outstanding		16,000
Retained earnings		3,767
		19,767
	$	24,767

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 728,914
Other income	6,161
	735,075
Expenses:	
Floor brokerage, exchange and clearance fees	556,360
interest expense	2,169
Other expenses	208,957
	767,486
Loss before income taxes	(32,411)
Income taxes (benefit)	8,800
Net loss	$ (24,411)

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2001	$ 16,000	$ 28,178	$ 44,178
Net Loss		(24,411)	(24,411)
Balance, December 31, 2001	$ 16,000	$ 3,767	$ 19,767

The accompanying notes are an intergal part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (24,411)
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in Receivable from broker-dealers	39,927
Increase in Deferred tax asset	(8,000)
Decrease in Payable to broker-dealers	(8,807)
Decrease in Income taxes payable	(8,800)
Total adjustments	14,320
Net cash used for operating activities	(10,091)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
None	-
Decrease in cash	(10,091)
Cash at beginning of the year	10,733
Cash at end of the year	$ 642
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 2,169
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company was organized as a Washington D.C. corporation on October 6, 1997 for the purpose of doing business as a broker/dealer in securities. Commission revenue and expenses are recorded on a settlement date basis. The Company is a wholly owned subsidiary of Success Trade, Inc.

Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to insure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $11,767 at December 31, 2001, which exceeds required net capital of $5,000 by $6,767. The ratio of aggregated indebtedness to net capital at December 31, 2001 was 42.49%.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company paid management fees of $184,659 to Success Trade, Inc. (STI) a related entity. Management fees are for such services as rent, payroll and other overhead. At December 31, 2001 the Company had no liability due to this entity.

Operating results of the Company could differ significantly from those that would have been obtained if this entity were autonomous from STI.

SUCCESS TRADE SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Success Trade Securities, Inc.

We have audited the accompanying financial statements of Success Trade Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
February 11, 2002

SCHEDULE I

SUCCESS TRADE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 5,000	
Net Capital		
Stockholder's equity		$ 19,767
Non-allowable assets		(8,000)
Net Capital, as defined		$ 11,767
Net Capital Requirement		5,000
Net Capital In Excess of Requirement		$ 6,767
Ratio Of Aggregate Indebtedness To Net Capital		42.49%

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001	
Net capital as reported in the Company's Part IIA (unaudited)	
Focus Report	$ 16,767
Net audit adjustments	(5,000)
Increase in non-allowables and haircuts	-
Net capital per above	$ 11,767

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

SUCCESS TRADE SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

SUCCESS TRADE SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2001

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

SUCCESS TRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Success Trade Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Success Trade Securities, Inc

In planning and performing our audit of the financial statements and supplemental schedules of Success Trade Securities, Inc.,(the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
February 11, 2002